                                           Statoil has claimed confidential treatment of
                                           portions  of this letter in accordance with 17
                                           C.F.R. § 200.83.

02 August 2010

Via Edgar

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Dear Mr. Schwall,

Thank you for your letter dated 24 June 2010 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended 31 December 2009 (the “2009 Form 20-F”) of Statoil ASA (“Statoil” or the “Company”) filed on 26 March  2010 (File Number 001-15200).

In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comment letters, we are submitting two separate letters to the Staff’s comments. Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. § 200.83. Accordingly, a separate version of this response letter containing confidential information of Statoil is being filed by hand and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of Statoil and therefore is not submitted on a confidential basis.

To facilitate the Staff’s review of our response, we have included in this letter the caption and numbered comments from the Staff’s comment letter in bold text, and have provided our responses immediately following the comment.

Form 20-F for the Fiscal Year Ended 31 December 2009

General

1.
We note from the disclosure on pages 18, 41, and elsewhere that you continue to operate in Cuba and Iran.  We also are aware of publicly available information indicating that you are a co-equal owner of a joint venture to construct and operate the Trans-Adriatic Pipeline project, which seeks to connect Iran with parts of southern Europe by a natural gas pipeline.  As you know, Cuba and Iran are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  Please provide us with information regarding your contacts with Cuba and Iran since your letters

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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to the staff dated August 24, 2007 and May 22, 2007.  Your response should describe any investments and capital expenditures you have made in either of those countries, and any equipment, technology, or services you have provided into either country, directly or indirectly, since your above-referenced letters, as well as any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments since that time.

Your response should include the amount(s) of any leasing fees and other payments you have made and/or are required to make to Iran as a result of agreement(s) regarding your operations there, including development of phases 6, 7 and 8 of the South Pars gas field.  Your discussion should cover both cash payments and payments in kind, and should include descriptions of any production-sharing contracts and/or other payments from production.  In this regard, tell us whether you are required to make payments pursuant to formula(s) and, if so, the terms of any such formulas, including whether they are tied to production from the fields you have developed.

Iran

Overall policy

As was initially communicated by CEO Helge Lund in 2008, Statoil will not make any future investments in Iran under the present circumstances. Our activity in Iran is limited to the fulfilment of contractual commitments after the development of South Pars phases 6, 7 and 8 by assisting the Iranian operator for a limited transitional period. Statoil is not involved in refining in Iran or selling refined products to Iran.

Information regarding Statoil’s activities in Iran in the period since the 2007 letters to the Staff is discussed below:

South Pars Phases 6, 7 & 8 offshore developments

Asset, expenditures and agreements

•
Statoil was the offshore development operator for phases 6, 7 and 8 of the South Pars gas and condensate field. Upon completion of the development project, the platforms were handed over to the National Iranian Oil Company (NIOC), which uses its operating company, the Pars Oil & Gas Company (POGC) to operate them. The agreement to farm in to the offshore development was signed in December 2002 between Statoil and the Iranian authorities (the Iranian company Petropars had initially been awarded both the offshore and onshore operatorships). Statoil’s share in the offshore development was 37%, and Statoil was required to pay 37% of the offshore capital expenditures. The Iranian partner, Petropars Ltd., held 63%. Petropars was also the development operator of the onshore processing facilities. Statoil had no share in these facilities.

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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•
As of July 2010, all three platforms are in production and have been contractually handed over to the NIOC, which is the owner of the field and operates the field through the POGC. Statoil is currently assisting the POGC with operations and maintenance at South Pars phases 6, 7 & 8 for a limited transitional period under a technical service agreement (TSA). This was envisaged in the contractual framework for the development phase and was subsequently requested by the NIOC.  The TSA provided it could be extended if agreed to by the parties.

•
Statoil’s estimated capital expenditure for the offshore development of South Pars phases 6, 7 & 8 is USD 746 million. Final settlement with the partner, Petropars, on the sharing of parts of the capital expenditures as well as the final settlement of some insurance claims, may lead to an adjustment of Statoil’s final capital expenditures. There are no additional obligations on the part of Statoil for the development phase since formal handover has taken place on all three platforms.

Equipment, technology and services

During the development phase, which is now completed, Statoil supplied the following:

•	Three offshore wellhead platforms (planning for normally-not-manned operations) each with ten wells. Production capacity from each platform is 1 billion SCF/day of wet gas.

•	Three 32” subsea pipelines to the onshore processing terminal and three 4” piggy back lines for MEG.

•	Technology and services provided have been limited to that which is customary and required for offshore drilling and production of gas as well as pipeline transportation to shore.

•	Providing technical assistance on offshore production operations and maintenance to the NIOC for a limited transitional period after the development stage.

•	Statoil is not involved in the onshore processing facilities or any activities related to refined petroleum products.

Annual expenditures (Statoil’s share)

•	2007 (from 24 April) – [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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•	2008 – [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

•	2009 – [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

•	2010 (end of May) – [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

Other payments to and from Iran

•
Reimbursement of the capital expenditure for South Pars phases 6, 7 & 8 as per the service contract is on a cash basis through fixed quarterly payments of capital expenditure and bank charges over 48 months, starting 1 October 2008. Recovery of remuneration fees, as a fixed quarterly payment, started 1 December 2009 and will last for 34 months. Statoil has a contractual right to receive the payments in kind, which to date has not been exercised.

•
No leasing fees have been paid and we have made no other payments or payments in kind to Iran as a result of agreements regarding our operations there. No extraordinary taxes have been paid on any of the projects, and all tax payments have been in accordance with statutory regulations/requirements and covered under the capital expenditures, operating expenditures and/or exploration expenditures. We lease a small plot of land in the city of Dehloran, which was used as a project base and is now used for storage. The annual lease payment for that plot of land is immaterial.

Khorram-Abad onshore exploration and development block

Asset, expenditures and agreements

•
In September 2006, Norsk Hydro signed the exploration and development service contract (EDSC) for the onshore Khorram-Abad Block with the NIOC. The initial scope of the agreement was for a four year exploration program, comprising of 600 km of 2D seismic and three exploration wells. In the event of a successful exploration program and if a commercial well was declared, this would have subsequently generated a two-year appraisal program to discover one or more commercial fields.

•	Statoil entered the license as part of the merger with the oil and energy division of Hydro on 1 October 2007.

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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•	Statoil was the exploration operator and holds a 100% share in this block.

•
The seismic work based on the minimum commitment was completed in October 2008 and the prospect evaluation has also been completed. Due to limited commercial exploration potential under the current contractual terms, and our overall strategic commitment not to make any future investments in Iran under the present circumstances, Statoil has no intensions to drill the commitment wells.

•
Statoil’s capital expenditure commitment for the exploration phase is USD 49.5 million (this amount is our total exposure) and the contractual commitment expires in the fourth quarter of 2010. Statoil has spent approximately USD 30 million of this amount on the seismic acquisition and approximately USD 19.5 million remains as contractual obligations (for non-drilled wells). All costs incurred have been expensed.

Equipment, technology and services
•	During 2007-2008, Statoil performed 2D seismic at this block. The only equipment used related to the short-term seismic acquisition and no fixed assets were constructed.

Annual expenditures (Statoil’s share)

•	2007 (September to December) – [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

•	2008 (January to October) – [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION]

•	2009 – No expenditure

Anaran onshore exploration block

Asset, expenditures and agreements

•	The Anaran onshore exploration block agreement was signed by Norsk Hydro in 2000.

•	Statoil entered the license as part of the merger with the oil and energy division of Hydro on 1 October 2007.

•	Statoil was the exploration operator with a 75% stake and Lukoil was a partner with a 25% stake.

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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•
In June 2006, the NIOC declared the Azar field in the block to be commercial. Master Development Plans (MDPs) for the Anaran block, including the Azar and Changuleh West field, were prepared by Statoil.

•
Negotiations for the development service contract (DSC) were stopped in September 2008 and the project demobilized as a result of our commitment not to make any future investments in Iran under the present circumstances.

•	Statoil has not engaged in any further negotiations with the NIOC or carried out any technical work related to the potential development of this block.

•	Statoil has invested USD 104 million (capitalised drilling costs) in the project.

Equipment, technology and services

•	Exploration drilling operations ended in the fourth quarter of 2006 and the rig was demobilised.

Annual expenditures (Statoil’s share)

•	2007 – [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] which has been expensed

•	2008 – [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] which has been expensed

•	2009 – No expenditures (project demobilized in 2008)

Payments

Our rights to be compensated if the Anaran license is not awarded to Statoil is outlined in the exploration service contract (ESC) as follows:

•
According to Article 6.2 (iii) of the ESC, the NIOC shall procure that the contractor under the development service contract (DSC) shall offer the ESC Contractor (Statoil and Lukoil) a minimum 30% participating interest under the DSC. The ESC Contractor can take any participating interests up to the offered participating interest.

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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•
In the event Contractor accepts such offer within a reasonable period, the NIOC shall procure that the ESC Contractor shall be reimbursed by the development contractor under the DSC for the Exploration Expenditures under Article 6.1 of this ESC together with bank charges and 50% remuneration fee (less the amount of such Exploration Expenditures, bank charges and remuneration fee proportionate to ESC Contractor’s participating interest under the DSC). In the event the ESC Contractor declines the said offer, it will nevertheless be entitled to the reimbursement of the full amount of Exploration Expenditures, bank charges and remuneration fees. Payment shall be made by the contractor under the DSC within two months from the effective date of the DSC.

Since no decision on the further development of Anaran has been finalized by the NIOC, Statoil has not yet received any reimbursement on the Anaran exploration service contract.

Trans-Adriatic Pipeline project

Trans-Adriatic Pipeline (TAP) AG is a joint venture company established with the purpose of planning, developing and building the TAP natural gas pipeline. The Trans-Adriatic Pipeline will bring natural gas from the Caspian and Middle East regions to Europe. The current shareholder structure of the Trans-Adriatic Pipeline project comprises of Statoil (42.5%), Swiss EGL (42.5%) and German E.ON.Ruhrgas (15%) share.

In 2008, TAP entered the front-end engineering detailed design stage (FEED). In 2010, TAP continues to work on engineering and planning, a well as securing a favourable regulatory framework for the pipeline project.

The project is not yet completed and no decision has been made regarding commercial contracts for the use of the pipeline. We note the Staff’s comment on the Trans-Adriatic Pipeline project. However, Statoil does not intend to proceed with the project if Iranian gas might be associated with TAP.

Cuba

Information regarding Statoil’s activities in Cuba in the period since the 2007 letters to the Staff is discussed below:

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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In 2006, Hydro Oil & Gas Cuba AS (“Hydro”) entered into a partnership for 30% equity in an exploration license with Repsol YPF (40%) (Operator) and ONGC Videsh Limited (30%) covering 11,300 square kilometres in several blocks in the Cuban Exclusive Economic Zone. In connection with acquiring equity in the licenses Hydro provided a bank guarantee for its share of the commitments in favour of Cupet (Cuban national oil company). The bank guarantee is still in effect. At that time the license had already acquired seismic data over the license and drilled one commitment well (Yamagua-1) with a further well commitment remaining on the license. When Hydro entered the license the initial exploration period was due to expire on 19 December 2008.

Statoil entered the license as part of the merger with the oil and energy division of Hydro on 1 October 2007. At that time the operator was in the process of trying to obtain a rig that was suitable to drill a deepwater well in Cuban waters. A number of alternatives were evaluated and eventually an agreement was reached for an original spud-date of November 2008. During the run-up to the spud date, continued delays to the delivery of the rig led to the license applying for extensions to the license period. These were granted by the Cuban authorities: the first until 19 June 2009 and the second until 19 September 2009.

As a result of further complications in obtaining a suitable rig, the partnership applied for a further extension in September 2009 which was agreed to by the Cuban authorities in January 2010 in exchange for the license holders committing to drill one additional commitment well. Agreement has been reached with the Cuban authorities extending the fourth exploration period with the first commitment well to be drilled by 18 September 2011 and the second commitment well to be completed prior to the new license expiry date of 18 September 2012. The license holders await formal written approval of the extension from the Cuban authorities. An extension of the bank guarantee will be required on approval of the extension to the license.

Our expenditure to date has been related to maintaining our interest as a partner in the existing Repsol license and amounts to less than USD 10 million in the period since April 2007. No significant activity (neither wells nor seismic data acquisition) has taken place in this period, and Statoil has not provided equipment, technology or services.

Statoil may consider future business development opportunities within Cuba such as license activity and screening opportunities that would secure low cost acreage with high upside potential. In May 2010 Statoil signed a Letter of Intent and Confidentiality Agreement with the Cuba National Oil Company with respect to certain licensing opportunities.

2.
Please provide us with year-end 2009 information regarding proved and probable reserves for the fields you have developed in Iran and total production from those fields.  To the extent feasible, provide information regarding proved and probable reserves for fields or blocks currently in development or exploration, in both Iran and Cuba.

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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We are involved in one field development project in Iran, the South Pars phases 6, 7 and 8 project. Statoil’s share in the offshore development was 37% and the Iranian partner, Petropars Ltd., held 63%. Reimbursement of the capital expenditure is on a cash basis pursuant to a “buy-back” agreement, signed in 2002, between Statoil and the Iranian authorities (the Iranian company Petropars had initially been awarded both the offshore and onshore operatorship). Statoil has a contractual right to receive payments in kind and our proved reserve estimate is based on Statoil’s contractual cost recovery status as of year-end divided by the relevant product price (condensates and NGL 12 month average prices). Cost recovery started at first production in 2008. As of July 2010, all three platforms are in production and have been contractually handed over to the National Iranian Oil Company.

Therefore, given the nature of the agreement, probable reserves are not relevant for this development project. As at the end of 2009, Statoil included [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] related to the South Pars phases 6, 7 and 8 offshore development in its reported proved reserves. Statoil’s entitlement production in Iran in 2009 was 2.28 mmboe, corresponding to 6,236 boe per day. (See also our Form 20-F, section 3.2.4 International production).

Statoil has not booked either proved or probable reserves for any other fields in Iran.

In Cuba we have no development or exploration activities for which it is feasible to provide proved or probable reserves.

3.
Please discuss the materiality of any contacts with Cuba and Iran that you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with each of Cuba and Iran for the last three fiscal years and any subsequent period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba and Iran.

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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As at the end of 2009, Statoil had invested (capital expenditure) USD 900 billion in its projects in Iran (the South Pars phases 6, 7 and 8 offshore development, the Khorram-Abad onshore exploration and development block and the Anaran onshore exploration block). Net book value related to these investments was USD 306.2 million at year end 2009. Statoil’s total assets at 31 December 2009 as reported in its Form 20-F were USD 97.425 billion, and Statoil’s capital expenditure in the period of 2007-2009 was USD 44.2 billion. For each of the years 2007, 2008 and 2009, Statoil’s Iran-related assets and liabilities constituted significantly less than 1% of its consolidated assets and liabilities. As at the end of 2009, Statoil included [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] related to the South Pars phases 6, 7 and 8 offshore development in its reported proved reserves; Statoil has not booked any probable reserves related to the South Pars development and it has not booked either proved or probable reserves for any other fields in Iran. As at 31 December 2009, Statoil’s total proved reserves were 5,408 mmboe.  For each of the years 2007, 2008 and 2009, Statoil’s Iran-related proved reserves constituted significantly less than 1% of its total proved reserves.  Statoil’s Iran-related revenues during the period of 2007-2009 were USD 152 million, significantly less than 1% of Statoil’s consolidated revenues.

Statoil’s investment in Cuba consists of a 30% interest in six deepwater exploration blocks acquired from Repsol-YPF in 2006.  As at the end of 2009, Statoil had invested USD 12.5 million in relation to its investment in the deepwater exploration blocks acquired from Repsol-YPF. Statoil’s total assets at 31 December 2009 were USD 97.425 billion, and Statoil’s capital expenditure in the period of 2007-2009 was USD 44.2 billion.  For each of the years 2007, 2008 and 2009, Statoil’s Cuba-related assets and liabilities constituted significantly less than 1% of its consolidated assets and liabilities. Statoil did not produce any oil or gas in Cuba during the period of 2007-2009 and had no Cuba-related revenues over that period.

From a quantitative point of view, and taking into account the size and diversity of the overall operations of Statoil, we do not believe that the operations in Iran and Cuba are material to Statoil or pose any material risk for its security holders.

We have also considered qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value that could result from the fact that Statoil has business interests with countries that the U.S. government has designated a sponsor of terrorism and that currently is subject to U.S. economic sanctions.  We have also noted the adoption and potential adoption of legislation by certain U.S. states and the internal policies of certain U.S. institutions, which would prohibit investment in, and/or require divestment from, companies that conduct certain business with certain sanctioned countries.  In addition, we have considered, for the purpose of our materiality analysis, that the Iranian and Cuban governments, and entities controlled by those governments, may receive payments pursuant to the commercial arrangements related to Statoil’s operations.

Statoil has been operating in Iran since 1998 and in Cuba since 2006. We believe that investors and market analysts are well aware of Statoil’s presence in Iran and Cuba, both of which have been disclosed in SEC filings. We are not aware that

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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investor sentiment towards Statoil has been significantly adversely impacted by our limited operations in either Iran or Cuba.

We cannot predict interpretations of, or the implementation policy of the U.S. Government under, the Iran Sanctions Act with respect to our current or future activities in Iran or other areas.  However, we have described the possibility of such sanctions in the risk factor disclosure in our 2009 Form 20-F (see “Our activities in certain countries could lead to US sanctions.” on pp. 151-152 of the Statoil 2009 Form 20-F), which we believe appropriately conveys the potential risk to our security holders.

1.5 A glance at 2009

4.
We note your disclosure that “In December, Statoil and Lukoil won the technical service contract from Iraq’s Ministry of Oil to develop the sizeable West Qurna 2 field in the southern part of the country.  West Qurna 2 is estimated to hold 12.9 billion barrels of recoverable reserves.”  If you plan to claim proved reserves associated with this project, please furnish to us a detailed explanation of the contractual arrangements that support your claim to proved reserves.  Address the capital you will have at risk, the contractual oil price(s) and the cost recovery and profit apportionment of derived revenue.  Please tell us if you will be allowed to apply production/revenues from other areas to your West Qurna 2 field cost recover and profit balances.

Statoil has not concluded all relevant contractual arrangements for the West Qurna 2 project which will be relevant for the decision whether to claim proved reserves and thus has not made a final decision about whether it will claim proved reserves on this field.

We are contractors under a Development and Production Service Contract to develop the West Qurna 2 field. Our partners are Lukoil (56.25%, operator) and the state-owned North Oil Company (NOC) (25%). Statoil has an 18.75% share.

Under the contract, the contractors will receive a remuneration fee bid of USD 1.15 per barrel of oil equivalents produced on all barrels produced from and subject to achieving First Commercial Production (see below). Statoil and Lukoil expect to develop the field to a capacity of 1.8 million barrels of oil equivalents per day based on the bid in the bidding process.

Lukoil and Statoil will undertake all approved investments and share the costs in ratio 75% and 25%, essentially “carrying” North Oil Company’s share. These costs will begin to be paid back to Lukoil and Statoil once a First Commercial Production (a threshold production level of 120 KBbl/ d) has been achieved and sustained for a minimum period of time.

In addition, the fee per barrel of oil equivalents becomes payable at the same time after deduction of 35% for income tax. Thus Statoil will receive 25% of all cost recovery and 18.75% of all remuneration.

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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Contractors are paid out of revenues from the sale of crude oil produced at the then deemed realized price. Only 50% of such revenue is available for cost recovery and payment of the fee per barrel. The other 50% is paid directly to the Iraqi government. If deemed revenue is insufficient to cover both cost recovery and remuneration, cost recovery has priority. If deemed revenue is insufficient to cover all costs the uncovered amount can be carried forward to the subsequent period until deemed revenue is sufficiently high to cover costs and the fee per barrel in any given period.

Entitlement (cost recovery and Remuneration Fee per Barrel (RFB)) can be received in cash or kind. Notification must be given once each year to NOC with the choice which will apply to the year as a whole.

There is no fixed oil price in the contract.

Statoil does not have interests in other Iraqi contract areas than West Qurna 2.

Preliminary considerations for recognition of reserves

Based on our preliminary analysis, we believe that the contract provisions that allow the contractor (1) the right to extract oil and gas, (2) to take volumes in kind and (3) expose the contractor to both risk and rewards, support a claim of recognising reserves.

While we do not have a clear mineral interest, we believe the other factors outweigh this consideration. Even though all contracts have not been concluded yet, we believe that the contractual governance will provides us as part of the contractor group with significant influence in determining the development and operating plan for the project that will influence the ultimate risks and rewards. The contractor group has strong incentives to reach the First Commercial Production as quickly as possible in order to begin the cost recovery and RFB period. Both the timing and amount of our ultimate recovery will be influenced by the oil price during the extended production period (as well as any difference in the reference oil price at production date and the actual price obtained for the production in kind). Finally we will have substantial capital at risk, the recoverability of which and /or obtaining a satisfactory return is dependent upon the ability to produce the expected quantity of reserves over the production period as well as the oil prices. For these reasons, in our view, the contract is not a pure service contract but includes significant risk elements in paying for the performance under the contract which support a claim of recognising reserves; however, we have not made a final determination which is also dependent upon completion and evaluation of the remaining agreements.

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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2.6.2 International E&P Strategy

5.	Define the term “gas value chain.”

As an integrated oil and gas company Statoil is pursuing opportunities within a chain of oil and gas activities including exploration, development, production, processing, transportation, marketing and distribution. The nature of each activity within this chain may vary significantly, and can be subject to different competitive and regulatory requirements (for instance, gas transportation and distribution can be a regulated business). Statoil refers to “gas value chain” in describing the value that is being added at each step from 1) exploring for gas; 2) developing gas reserves; 3) producing gas; 4) transporting gas; and 5) marketing and distribution of gas. Since gas can often times be produced in quite remote areas, transporting it to market via a pipeline or processing it into liquid form for transportation by ship is an example of both the complexity and the value added by this step in the gas value chain.

3.9 Proved Oil and Gas Reserves

6.
We note references in your filing to bitumen, extra heavy oil that is upgraded to a light, low-sulphur syncrude and the production of oil sands.  Please tell us how you considered reporting the reserves associated with these activities as synthetic oil or other non-renewable resources that are intended to be upgraded, within your summary of oil and gas reserves table pursuant to Item 1202(a)(4) of Regulation S-K.

Our current proved reserves portfolio of bitumen and extra heavy oil consists of the Leismer Commercial Demonstration Plant in Canada (SAGD bitumen extraction) and the Petrocedeño project in Venezuela (extra heavy oil, gravity below 10.0 °API).

The Leismer Commercial Demonstration Plant currently does not include plans for a processing plant to convert raw bitumen into synthetic crude and the bitumen quantities, exclusive diluting component added for transportation, are included under Oil and NGL in our proved reserves statement. The bitumen reserves are not disclosed separately as they represent less than 1% of our total proved reserves and are thus not considered material. Further, separate disclosure of bitumen would have resulted in disclosing estimates of reserves in one particular project.

The Petrocedeño project includes an integrated processing plant for upgrade to a light, low-sulphur syncrude. However, Petrocedeño experienced during 2009 operational problems and part of the production was sold as diluted extra heavy oil. The heavy oil reserves quantity, representing two percent of our total proved reserves and thus not considered material, are reported under Oil and NGL and the volumes included are pre-upgrade and exclusive any diluting component added for transportation. The proved reserves in Petrocedeño are disclosed separately in note 8.1.35 to the consolidated financial statements as these reserves pertain to an associated company.

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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7.
Please tell us why you believe that your line item “Eurasia” in your reserves table complies with the geographic area requirement of Items 1201 and 1202 of Regulation S-K which defines geographic area individual country, group of countries within a continent or by continent.  Also, confirm that no one country other than Norway accounts for more 15% of your total proved reserves.

In considering the requirements of Item 1201 and 1202 of Regulation S-K for disclosures of geographical areas, management’s understanding is that there is no definition in the SEC regulations of a continent. Further, “continent” has different meanings around the world, and there is no universally accepted definition. Through our research we identified that there were various continent models defined most broadly as large, continuous, discrete masses of land, ideally separated by expanses of water to more narrow definitions based upon more arbitrary historical, political and cultural conventions. Under the different continent models there can be 4, 5, 6 or 7 continents of which two define Eurasia as a continent.

Management has also considered what would provide meaningful disclosure in Statoil’s circumstances given that over 80 percent of Statoil’s reserves are located in Norway and the remaining reserves are widely spread geographically around the world. Reserves located in the European part of Eurasia, excluding Norway, and Asia represent approximately one percent and four percent, respectively, of total proved reserves. Management does not believe that providing a split of reserves (and other supplemental information) at such level is material or meaningful to an investor.

Management believes that providing a group of countries within the continent of Eurasia provides meaningful disclosure in Statoil’s circumstances.

No other country in our portfolio other than Norway accounts for more than 4% of our proved reserves.

Development of Reserves

8.
We note from your disclosure that “Due to the nature of large fields with continuous development activity such as Troll and Snøhvit in Norway, Azeri-Chirag-Gunashli in Azerbaijan and Petrocedeño in Venezula, these fields contain reserves that remain underdeveloped for five years or more.”  Please tell us why you believe it is appropriate to classify these as proved reserves by describing to us in more detail the “specific circumstances” that apply to these projects under Rule 4-10(31)(ii) of Regulation S-X.  Refer to questions 108.01 and 131.03 through 131.06 of our Compliance and Disclosure Interpretations.  You can find these interpretations at: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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All of our proved undeveloped reserves will be developed according to the field’s adopted development plans and, based on drilling and well work-over activities, we believe meet the definition of undeveloped oil and gas reserves in Regulation S-X 4-10 (a) (31). Four of our larger developments have reserves which have specific circumstances that justify that they will remain undeveloped for more than five years. These are Troll, Snøhvit, Azeri-Chirag-Gunashli and Petrocedeño, all of which are in production. With reference to SEC’s Compliance and Disclosure Interpretations (CD&I) of the Oil and Gas Rules in Regulation S-X, we considered the guidance in Question 108.01 since these projects involve drilling of numerous wells in multiple stages. In all cases, the volumes of proved undeveloped reserves are progressing to developed reserves as part of adopted development plans involving the drilling of wells over an extended period of time given the magnitude and complexity of the developments. Termination of the planned drilling schedules before completion includes risks that invested capital could be lost.

With reference to SEC’s CD&I Question 131.03, we also considered the following factors:

•
Troll and Snøhvit are both large projects on the Norwegian continental shelf with several planned development phases. Statoil has a historical track record of completing comparable projects such as the Statfjord, Oseberg, Gullfaks, Snorre, Sleipner and Aasgard field developments offshore Norway.

•	Statoil is involved in significant ongoing development activities on Azeri-Chirag-Gunashli and Petrocedeño with continuous drilling of a large number of wells.

•	Statoil has a track record of adhering to development plans. We have not significantly revised the development plans for any of the four projects.

Further, we develop our projects to maximize net present value within the constraints of capacity of shared infrastructure and as rapidly as the scope and complexity will allow. Therefore, we do not delay development to extend the economic life of fields as discussed in CD&I Question 131.05.

The Troll field comprises the main Troll East and Troll West structures. The Troll West gas province has a thin oil column overlain by a large gas column. The development of the field is performed in three phases through use of common infrastructure. Troll phase 1 is the development of the huge gas accumulation in the Troll East region produced to the Troll A platform, Troll phase 2, in production, is the development of the thin oil zone in Troll West and Troll phase 3 is the development of the gas in the same Troll West structure. Phase 3 will be tied back to the Troll A platform. The phase 3 gas production will not begin until after the oil is sufficiently recovered in order to avoid reducing the pressure in this structure, which would significantly reduce the possibility of recovering the underlying oil. The Troll West structure is very well delineated and penetrated by several phase 2 oil production wells. The phase 3 gas reserves are thus considered proved, and will be developed

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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once the oil is sufficiently recovered and gas production capacity becomes available at Troll A as the gas production from Troll East starts to decline.

The Snøhvit development comprises several discoveries and deposits in the Askeladd and Albatross structures in addition to the Snøhvit structure, developed through use of common infrastructure. The approved plan for development and production includes 19 production wells of which 9 are currently producing. The currently undeveloped Askeladd structure is penetrated by several exploration wells and is production tested and thus considered as proved. It will be phased in as processing capacity becomes available when production from the Snøhvit and Albatross structures starts to decline.

Azeri-Chirag-Gunashli is a development with several phases including seven platforms according to current plans. The development involves continuous drilling of wells over a long time horizon. Proved undeveloped reserves are related to new wells to be drilled in well delineated reservoirs and wells where a relatively major expenditure is required for recompletion beyond a five years time frame.

Petrocedeño is an integrated production and upgrading facility development of extra heavy oil from the Orinoco Belt. Current production is supported by more than four hundred wells and the development plan requires drilling and completion of some fifty to ninety new wells per year over a long time period. Proved undeveloped reserves for Petrocedeño are related to wells to be drilled beyond the next five years and it is reasonably certain that the development will take place. All scheduled wells are in well delineated reservoirs.

8.1 Notes to the Consolidated Financial Statements

8.1.1 Organisation

9.
We note your disclosure that “With effect from 1 January 2009, Statoil ASA transferred the ownership of its NCS net assets to Statoil Petroluem AS, a 100% owned operating subsidiary.  Following the transfer, all NCS net assets are owned by Statoil Petroleum AS.  As a result of this group internal reorganisation, the nature of the parent company Statoil ASA’s operations and transactions were changed so that its functional currency also changed from NOK to USD effective as of the same date and with prospective effect.  The functional currency of Statoil Petroleum AS has not changed and remains NOK.”  With regard to this event, please provide the following:

•	Explain in further detail your basis for changing the functional currency of Statoil ASA from NOK to USD; and

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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•
Given your disclosure in section 8.1.6 under currency risk that “The group’s cash flows derived from oil and gas sales, operating expenses and capital expenditures are mainly in USD” please explain why you believe the functional currency of Statoil Petroleum AS is the NOK and not the USD.

As part of your response, please specifically address the guidance in paragraphs nine through thirteen of IAS 21.

As part of the internal reorganisation process Statoil reassessed the functional currency of the two entities Statoil ASA and Statoil Petroleum AS on the basis of the provisions of IAS 21 The Effects of Changes in Foreign Exchange Rates, paragraphs 9-13 that provides “An entity’s functional currency reflects the underlying transactions, events and conditions relevant to it. Accordingly, once determined, the functional currency is not changed unless this is a change in those underlying transactions, events and conditions.”

Under IAS 21 paragraph 9, the primary economic environment in which an entity operates is normally the one it primarily generates and expends cash (including the sales prices for goods sold and the costs of providing those services). In assessing the functional currency for Statoil ASA after the transfer, the primary economic environment of the oil and gas marketing was deemed to be USD since this is the principal currency for its sale prices and cost of goods sold.

Prior to the internal reorganisation, Statoil ASA’s main business activities included exploration and production of oil and gas on the Norwegian Continental Shelf (NCS) as well as the external sales of oil and gas (oil and gas marketing). As part of the reorganisation, Statoil ASA transferred ownership of its NCS exploration and production assets to Statoil Petroleum AS. Following the transfer, Statoil ASA is a holding company and its main business activity is oil and gas marketing. The majority of transactions denominated in NOK and which related to Norwegian events or circumstances were transferred to Statoil Petroleum. Oil is an international commodity that is sold in USD. Gas sales contracts are typically denominated in the currency of the customer which is primarily EURO and British pound (GBP), however, Statoil ASA, acts only as an agent in such sales. Consequently, gas sales are recorded in revenues on a net basis. Approximately, 96 percent of Statoil ASA’s total revenues are USD denominated. Statoil ASA principally sources oil for external sales from Statoil Petroleum and the Norwegian State’s direct financial interest (SDFI)’s production. The cost of goods sold (reflected in the income statement as “Purchases, net of inventory variation”) represent approximately 93 percent of total operating expenses for the most recent three year period. Proportionally, the cost of goods sold denominated in USD mirrors the percentage of revenues denominated in USD.  In addition, Statoil ASA has the majority of the group’s debt financing, which is primarily USD denominated, although its equity instruments are NOK denominated.

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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The Norwegian subsidiary Statoil Petroleum AS’ main business activities are exploration and production of oil and gas on the NCS both for the periods before and after the transfer of assets from Statoil ASA. As described above, the internal sales to Statoil ASA vary in currency but are largely USD denominated. Revenues from natural gas (external revenues), of which approximately 5% are in USD, constitute approximately 40% of the total revenues of Statoil Petroleum. Statoil Petroleum’s operating and economic environment is in Norway and substantially all labour costs, including social security taxes, and much of the other operating expenses, are denominated in NOK. As an example we would highlight the fact the current currency split on Statoil Petroleum’s operating frame agreements (agreements with preferred suppliers for our most significant purchases) has been estimated to 68% NOK and 23% USD. The currency split for the most recent capital expenditure projects has been estimated to 51% NOK and 26% USD. Further, the offshore revenue (oil and gas sales of Statoil Petroleum) fall under the Norwegian Petroleum surtax regime and are subject to tax at a nominal 78% tax rate (subject to certain uplift deductions). As a consequence the sum of total operating expenses, financing expenses and income tax expense for Statoil Petroleum averaged 83% of total revenues for the most recent three year period. As such the NOK based expenses are significantly higher than the USD denominated revenues. In addition, Statoil Petroleum has all its internal debt financing in NOK. The equity financing is also NOK denominated.

Paragraph 12 of IAS 21 provides that when the indicators in paragraphs 9-11 are mixed, management uses its judgment to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and circumstances. Further, the primary indicators in paragraph 9 should be given priority before considering the indicators in paragraphs 10 and 11 of IAS 21, which are designed to provide additional supporting evidence to determine the functional currency. Paragraph 11 is not applicable in this case.

In spite of revenues being denominated in a variety of currencies, management believes the primary economic environment is determined by the regulation and circumstances in Norway which strongly impact the costs of providing such goods to the market. Examples include organised offshore labour and a variety of health and safety regulations, Norwegian regulations on developing oil and gas installations including environmental remediation and cleanup related to oil and gas producing assets and the Norwegian Petroleum surtax regime. In addition, the currency of financing and equity is also in NOK. In weighting the mixed indicators both before and after the transfer, management concluded that the most faithfully representation would be to use NOK as the functional currency due to the specific economic effects of operating in Norway.

Our disclosure in note 8.1.16, Financial risk management, states:
“Statoil’s operating results and cash flows are affected by price developments in our main products, oil and gas, in addition to foreign currency fluctuations of the most significant currencies, the NOK, EURO and GBP… The group’s cash flows derived from oil and gas sales, operating expenses and capital expenditures are mainly in USD, but taxes and dividends are mainly in NOK…”

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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This disclosure relates to the group as a whole including all of our subsidiaries and is not specifically related to Statoil Petroleum. As disclosed in note 8.1.34, Condensed consolidating financial information related to guaranteed debt securities issued by parent company, our other subsidiaries excluding Statoil ASA and Statoil Petroleum make a substantial contribution to total revenues and total operating expense, before the elimination of intercompany sales.

8.1.2 Significant Accounting Policies

Impairment of intangible assets and property, plant and equipment

10.
We note from the disclosure that your estimated future cash flows are discounted using a real post-tax discount rate based on your post-tax weighted average cost of capital.  Given the guidance provided in IAS 36 paragraph 55 that the discount rate shall be a pre-tax rate, please explain to us the specific reasons you believe use of a post-tax rate is appropriate, and in compliance with the accounting guidance provided in IAS 36.

IAS 36 BCZ81 – BCZ84 discuss the difficulties of calculating cash-flows and discount rates on pre- vs. post- tax basis, and conclude that these are complex computations and that enterprises should determine value in use by using pre-tax future cash flows and, hence, a pre-tax discount rate, as also stated in IAS 36 paragraph 55. However, IAS 36, for example in paragraph 56, recognises that in most cases the only observable market rate of return or weighted average cost of capital is a post-tax rate. This is the case for Statoil since we derive the applicable rates from our weighted average cost of capital. IAS 36 BCZ85 recognises that “In theory, discounting post-tax cash flows at a post-tax discount rate and discounting pre-tax cash flows at a pre-tax discount rate should give the same result, as long as the pre-tax discount rate is the post-tax discount rate adjusted to reflect the specific amount and timing of the future tax cash flows. The pre-tax discount rate is not always the post-tax discount rate grossed up by a standard rate of tax.” From Ernst & Young’s International GAAP 2010 (IGAAP), (page 1289) we note that they state that “Grossing up the post-tax discount rate by the standard rate of tax can give the appropriate pre-tax discount rate, e.g. in the following conditions:

•	no growth in cash flows

•	a perpetuity calculation; and

•	tax cash flows that are a constant percentage of total cash flows.

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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… The criteria are unlikely to apply to the value in use of individual assets, not least because these are rarely perpetuity calculations. If it is inappropriate to make such a gross up, an iterative calculation may be necessary to compute the appropriate pre-tax discount rate….  In reality it is unlikely that entities will need to schedule all of the cash flows and tax consequences in order to calculate a pre-tax discount rate every time they perform an impairment review. In practice it will probably not be possible to obtain a rate that is theoretically perfect – the task is just too intractable for that. The objective, therefore, must be to obtain a rate which is sensible and justifiable…

While we note that IGAAP states this does not mean that an entity can automatically use a post-tax rate. If it is appropriate to do so, it must be able to extrapolate from that to the relevant pre-tax rate, which is the explicit requirement of IAS 36,” after providing example calculations taking into account adjusting factors it concludes:

“It will rarely be practicable to apply this methodology to calculate a discount rate for a CGU, as so many factors need to be taken into account. Even if all assets within the CGU are individually acquired or self-constructed, they may have a range of lives for depreciation and tax amortisation purposes, up to and including indefinite lives. There are additional issues if the CGU comprises or includes assets acquired in a business combination; the fair value may or may not reflect tax benefits and there may be complications caused by deferred tax …”

From KPMG’s Insights into IFRS, we note “IAS 36 prima facie requires value in use to be determined using pre-tax cash flows and a pre-tax discount rate. However, in practice it is common to use post-tax cash flows and a post-tax discount rate such as WACC… Challenges arise in following a post-tax approach appropriately so that the resulting value in use is consistent with the pre-tax principle.”

And from PricewaterhouseCoopers IFRS manual of accounting 2009 Global guide to International Financial Reporting Standards we note “How to calculate the appropriate pre-tax rate from a post-tax starting point is a key practical issue. It is not simply a matter of grossing up the required post-tax rate of return at the standard or effective rate of tax and discounting the pre-tax cash flows at that grossed up rate. … The required pre-tax rate is the rate of return that will, after tax has been deducted, give the required post-tax rate of return. The following example illustrates how the pre-tax rate may be derived from the post-tax rate. (simple example given) … The example demonstrates that the pre-tax rate has to be derived from the post-tax rate and the post-tax cash flows. Therefore, the starting point is a post-tax analysis, despite the value in use calculation being labelled as a pre-tax exercise.

Thus, there is no guidance either in IAS 36, contained in the manual of the accounting firms or elsewhere to our knowledge on how to calculate a pre-tax rate for large companies with diverse cash-generating-units in practice. Moreover, we believe that calculating a pre-tax rate for the oil and gas industry is more complicated than for other industries due to the wide variability of tax rates and deductions applied to the industry by tax regime. Our objective has been to apply a discount rate which we believed provided the most appropriate basis to evaluate impairment.  We considered that so many factors would require adjustment to determine a pre-tax

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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discount rate that we would risk disclosing  a pre-tax discount rate  that would be artificial and difficult to substantiate and verify. For these reasons, we have concluded that the usage of and disclosure of a post-tax discount rate gives the most meaningful information to the users of the financial statements.

11.
We further note your statement that “Statoil considers post-tax calculations sufficiently objective and consistently applicable across the various tax regimes, while still for all significant purposes leading to the same conclusion that application of pre tax rates in accordance with IAS 36 Impairment of assets would have yielded.”  It appears you are explaining that use of a post-tax rate versus a pre-tax rate would result in the same conclusion that an asset may be impaired under IAS 36.  However, please clarify for us if the amount of impairment would be impacted by use of a post-tax rate versus a pre-tax rate.

Statoil consistently uses post-tax discount rates based on post-tax cash flows. As discussed above for question 10, both the authoritative and the non-authoritative literature provide that in most cases the pre-tax discount rates may only be derived from post-tax discount rates. We recognize that there are potential consequences to applying a post tax discount rate to post tax cash flows. As a result, we have adjusted our calculation to take into account the discounted cash flows related to deferred tax to determine the appropriate value in use. Consequently, we believe we have applied a post tax methodology appropriately so that the resulting value in use is consistent with and materially the same as applying the pre-tax principle.  Mathematically this could be presented as follows, where the unknown pre-tax discount rate may be calculated for each impairment test since the other numbers are known:

By definition this calculation will give the same value in use and impairment amount regardless of whether it is calculated on a pre- or post-tax basis. Statoil does not consider it practical to calculate pre-tax discount rates directly due to complexity. The pre-tax discount rate would vary for each cash-flow calculation and impairment test. Each pre-tax discount rate would be difficult to interpret as it could not be linked to a market rate. Moreover, the final reported pre-tax discount rate would be a weighted rate derived through a complex process where the reported number might be difficult to interpret.

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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8.1.28 Other commitments and contingencies

Insurance

12.
We note your disclosure that you have taken out insurance to cover certain potential liabilities arising from your operations, including claims arising from pollution damage, and most of your insurance is provided through your captive insurer, which reinsures parts of the risk in the international insurance market.  Please tell us how you considered quantifying your self-insured retentions for the various types of liabilities to which you are exposed as well as the amounts and types of coverage purchased by your reinsurance program.

Statoil prepares the note 8.1.28, Other commitments and contingencies, primarily with the purpose of complying with the disclosure requirements dealing with contingent assets and contingent liabilities in IAS 37 Provisions, Contingent Liabilities and Contingent Assets,  paragraph 86 – 92. Although there were no significant contingent liabilities have a more than remote likelihood of “an outflow of settlement” related to insurance cases required to be disclosed in the 2009 financial statements, we believed that the general description related to insurance would provide useful information to the users of the financial statements. If and when an insurance event would trigger significant damages and related claims or liabilities for Statoil, we would recognise these in the balance sheet and/ or disclose the nature and amounts involved on the basis of the requirements of IAS 37.

The major component of our insurance program and the amounts of our self-insured retentions are provided below.

Our insurance program covers damages relating to well control incidents, including pollution and clean up costs (“well control insurance”) and include a gross limit per incident which will be reduced for our Self Insured Retention (“SIR”).  The gross limits for the NCS (Norwegian Continent Shelf) total NOK 2,500 million (USD 380 million) per loss for exploration wells and 2,000 million (USD 300 million) per loss for production wells. In the Gulf of Mexico (“GoM”) the gross program limit is USD 300 million per loss for well control insurance. The gross limits assumes 100% ownership and would be scaled to be equivalent to our percentage ownership interest in a given well. Similarly, our SIR would vary between approximately USD 10 and USD 150 million per loss on the NCS depending on our ownership percentage interest in the well and certain other factors. Own SIR in the GoM would be approximately USD 40 million per loss assuming 100% ownership.

In excess of the well control insurance programs, we have in place a third party liability insurance program (“TPLI”). The gross limit is USD 800 million per loss which will be reduced for our SIR of USD 25 million for each covered claim.

In addition, we have a variety of other insurance policies related to other projects on a worldwide basis for which we have limited SIR.

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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8.1.35 Supplementary oil and gas information (unaudited)

13.
We note your statements that your reserves are net of royalties paid-in-kind but are presented gross of tax liabilities paid-in-kind under negotiated fiscal arrangements.  Please clarify how you distinguish between volumes of oil that are shown net, such as royalties, and volumes that are reflected gross, such as amounts related to in-kind tax liabilities.  As part of your response, please tell us how you considered disclosing the quantities included in your reported reserves that relate to in-kind tax liabilities.

Proved reserves volumes are shown on a net basis, excluding any royalties or host government share of profit oil payable in-kind. Royalty paid in kind is excluded from our reserves since we do not have entitlement to those volumes. We do not own material royalty interests. ASC 932-235-50-4 (previously FAS 19 paragraph 10) provides that:

Net quantities of reserves include those relating to the entity's operating and nonoperating interests in properties… Net quantities shall not include reserves relating to interests of others in properties owned by the entity.

We have interests in fields where the fiscal terms in the production sharing contracts (PSC) provide, in lieu of Statoil paying income tax directly to the tax authorities, the national oil company (NOC) makes the payments to the tax authorities to settle the tax obligation on our behalf. The NOC lifts a quantity that is equivalent to Statoil’s share of the taxes payable, and Statoil receives a tax receipt or other confirmation that the payments have been made on our behalf by the NOC to the tax authority. In this case, Statoil has entitlement to the reserves and the in-kind payment is only a mechanism to cover the Company’s tax liability.

The in-kind liabilities referred to in our Form 20-F are the volumes equivalent to our deemed income tax liability lifted by the NOC in-kind and paid to the tax authority in cash.

These quantities represent an insignificant part of our proved reserves (less than 1%), and are not disclosed separately.

Exhibit 15(a)(iii) – Report of DeGolyer and MacNaughton

14.
Please obtain and file a revised version of the report which includes the statement required by Item 1202(a)(8)(iv) of Regulation S-K that the assumptions, data, methods and procedures used in connection with the preparation of the report are appropriate for the purpose served by the report.

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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We have confirmed with DeGoyler and MacNaughton that, in accordance with Item 1202 (a)(8)(iv) of Regulation S-K, they will include in their reports filed in our future filings on Form 20-F the statement that they have used all assumptions, data, methods and procedures that they consider necessary to prepare their report.

15.	Indicate the actual weighted average price used as this is a key economic assumption.

DeGolyer and MacNaughton state in their report of 26 February 2010 that the economical assumptions used for estimating existing and future prices and costs were the same assumptions as used by Statoil. As disclosed in note 8.1.35 to the consolidated financial statements a 12-month average 2009 Brent price equivalent to USD 59.9/bbl was used by Statoil for estimating reserves at year-end 2009.

*               *               *

If you have any questions relating to this letter, please contact Kathryn A. Campbell at +44 20 7959 8580.  She may also be reached by facsimile at +44 20 3350 2080 and by email at campbellk@sullcom.com.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 20-F, and that the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you at your convenience.

Very truly yours,

/s/Eldar Sætre
Eldar Sætre

cc:   Mark Shannon
    Norman von Holtzendorff
    Mark Wojciechowski
    (Securities and Exchange Commission)

    Kathryn A. Campbell
    (Sullivan & Cromwell LLP)

Statoil ASA, Stavanger, Norway, Telephone: +47 51 99 00 00, Telefax: +47 51 90 00 50, Internet: www.statoil.com

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